Fay Matsukage

8480 E. Orchard Road, Ste. 2000, Greenwood Village, CO 80111

Phone: 720.306.1001 ● E-Mail: fay@doidalaw.com ● Web: www.doidalaw.com

January 15, 2021

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Revival AI Inc.
Offering Statement on Form 1-A
Filed November 5, 2020
File No. 024-11362

Ladies and Gentlemen:

On behalf of Revival AI Inc. (the “Company”) Amendment No. 1 to the offering statement on Form 1-A is being filed.

The comments of the Staff in its letter dated November 27, 2020, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

General

1.	We note that your website referenced is not operational. Please advise.

Response: The website was not operational, as the Company had been working on its testing the waters materials. The website is now functional.

Cover Page

2.	Please disclose the amount of fees to be paid to KoreConX and the amount of “other expenses” mentioned in footnote (2) to the table on the outside front cover page. Also, file your agreement with KoreConX as an exhibit.

Response: Complied. See the revised disclosure on the cover page. The agreement with KoreConX is filed as Exhibit 6.3.

3.	Please include the offering price on the cover page for the shares offered by the company and disclose any arrangements to place the funds received in an escrow account. Refer to Item 2 of Part II to Form 1-A. Also, clarify whether subscribers can revoke their subscriptions after the Minimum Offering Period and have their funds returned. In this regard, we note your disclosure that subscribers have no right to a return of their funds during the Minimum Offering Period.

Response: Complied. See the revised disclosure on the cover page of the offering circular.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

January 15, 2021

Risk Factors

It is anticipated that we will likely experience an increased loss from operations prior to commencing pre-sales of custom Bibles, page 4

4.	In the last two sentences of the first paragraph you state that your independent auditors’ report includes an explanatory paragraph relating to your ability to continue as a going concern. However, we note that the auditors’ report on page F-1 does not include such an explanatory paragraph. Please revise the filing to eliminate this inconsistency, or advise us.

Response: Complied. This risk factor has been revised to eliminate this inconsistency. See page 4.

5.	In addition, please address the following:

●	Explain to us why the going concern disclosures on page F-7 in Note 1 to your audited financial statements do not appear to reflect the same level of risk and doubt addressed in this risk factor.
●	Have your auditors explain to us why, in light of the level of risk and doubt addressed in this risk factor, they were able to conclude that a going concern explanatory paragraph was not required in their audit report.
●	Revise your going concern disclosures throughout the filing to provide consistency between this risk factor, the auditors’ report and the notes to financial statements, including, as appropriate, clear disclosure of those matters which raise substantial doubt about your ability to continue as a going concern.

Response: From the standpoint of the auditors, the Company historically has not faced issues which have threatened its ability to continue as a going concern. The founders, William and Kristin Robinson, have contributed the capital necessary to continue with the business plan of the Company.

This particular risk factor is intended to convey to prospective investors a greater level of risk and doubt associated with a novel technology and business plan going forward. To offer some protection to investors, a minimum offering was structured. If the minimum offering is not sold, the Company will not go forward with the items identified in its use of proceeds, such as the purchase of the land and construction of the building, the purchase of equipment and pre-launch inventory, and a marketing campaign. It should be noted that the only binding commitments that have been made by the Company have been with Model Rocket and Seifert Technologies, and that such commitments have been funded by the Robinsons.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

January 15, 2021

The Company is also pointing out its financial condition, since the receipt of dividends by shareholders will be the only means by which to realize a return on investment. As stated in the risk factor on page 6 (There currently is no public trading market for our securities and there are no plans to establish a trading market for the shares. A return on investment will only be through the receipt of dividends.), the Company does not intend to establish a trading market for its shares.

6.	We note your disclosure that the “owners have committed to contributing capital to propel Revival’s future.” Please identify the “owners” and clarify, if true, that there is no guarantee that the owners will continue to contribute capital. If there is a written agreement to contribute capital, please file the agreement as an exhibit.

Response: Complied. See the revised disclosure on page 4. There is no written agreement with the Robinsons.

We face certain challenges in our attempt to launch our autonomous, custom Bible printing business, page 5

7.	We note that you refer to several companies in this risk factor and in the second paragraph of the first risk factor on page 6. Please clearly explain your relationship with these companies, such as whether you have written agreements with the companies. If you have written agreements with the companies, disclose the material terms of the agreements, such as the rights and obligations of each of the parties, term and termination provisions. Also, file the agreements as exhibits or tell us why you believe such filing is not required.

Response: The details of the relationship with each party named in this risk factor appears in the “Business” section beginning on page 11 and the agreement with Seifert Technologies has been filed as Exhibit 6.4.

Dilution, page 8

8.	The amounts you present in the first table of this section do not reflect the amounts discussed in the preceding paragraph and also include arithmetic errors. For example, it appears based on the sale of 12,500,000 shares in this offering, which represent the maximum offering, the as adjusted net tangible book value per share after this offering should be $0.256 with a dilution amount of $0.744 per share, rather than the $0.820 and $0.180 per share amounts currently shown. Please revise to correctly calculate and present the information in the table.

Response: Complied. It appears that the calculated amounts were placed in the wrong columns. This has been corrected. Please note that other changes were made to the estimated net proceeds in an attempt to arrive at more accurate estimates, and that the amounts shown reflect a capital contribution of $85,000 made by the Robinsons in December 2020.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

January 15, 2021

Licensing, page 11

9.	We note your disclosure in this section that you have entered into two licensing agreements. Please disclose the material terms, such as the rights and obligations of each of the parties, term and termination provisions. Also file the agreements as exhibits or tell us why you believe such filing is not required.

Response: Complied. See the revised disclosure on page 11 and exhibits 6.5 and 6.6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

10.	We note from page F-9 that the new leasing standard, ASC 842, is effective for the company starting January 1, 2020. Consistent with Part F/S (a)(3) of Form 1-A, revise to disclose whether or not you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Please provide a brief summary of the relevant accounting standards.

Response: See page 13 and Note 1, “New accounting pronouncements,” which has been revised to state that ASU 2016-02, Leases (Topic 842) is effective for the Company’s fiscal year beginning January 1, 2021.

Directors, Executive Officers and Significant Employees, page 13

11.	Please disclose, if true, that Ms. Robinson is your principal financial officer and principal accounting officer.

Response: Complied. See the revised disclosure on pages 13 and 14.

Interest of Management and Others in Certain Transactions, page 15

12.	Please file as an exhibit the agreement to transfer the patent in June 2018 mentioned in the last paragraph on page 15.

Response: Complied. See exhibit 6.7.

Plan of Distribution, page 18

13.	Please disclose the material terms of your agreement with Entoro Securities, LLC, such as the warrants and option grants mentioned in Exhibit B of Exhibit 1.1. Also, disclose the material terms of the subscription agreement.

Response: Complied. See pages 18 and 19. This section of the offering circular has been revised to reflect the revised terms of the Placement Agent Agreement with Entoro Securities. It should be noted that page 2 of the summary information states that no warrants or options will be issued and Paragraph E of Exhibit B of the Placement Agent Agreement reflects that no warrants or options will be issued as well.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

January 15, 2021

Financial Statements

14.	Please revise the filing to address the following:

●	Include comparative interim statements of operations, changes in owners’ equity and cash flows, which may be unaudited, for the six months ended June 30, 2019, consistent with Part F/S (b)(5)(i) and (c)(i) of Form 1-A and Rule 8-03 of Regulation S-X. Clearly label all unaudited statements.
●	Revise Note 1 to the financial statements to include a statement that in the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included, as required by Part F/S (b)(5)(iii) of Form 1-A.
●	Expand Management’s Discussion and Analysis – Results of Operations, to include a separate discussion of your results for the six months ended June 30, 2020 compared with the six months ended June 30, 2019, consistent with Form 1-A, Part II, Instruction 3 to Item 9(a).

Response: Complied. Comparative interim statements of operations, changes in owners’ equity and cash flows for the six months ended June 30, 2019 are now included. See pages F-4, F-6, and F-8. Note 1 to the financial statement now includes a statement that in the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. See page F-9. Management’s Discussion now includes a separate discussion of the results of operations for the six months ended June 30, 2020 compared with the six months ended June 30, 2019. See page 12.

Independent Auditors’ Report, page F-1

15.	We note that the auditors’ report is signed George Dimov CPA, Partner. It is unclear if the report is being signed by an individual partner, the firm, or both. Please revise to include a report signed by the audit firm, consistent with AU-C 700 and 9700, or advise us.

Response: Complied. See page F-1.

Statement of Cash Flows, page F-5

16.	Please revise the statement to correctly indicate that in each period presented you reported “net cash flows used in operating activities” and “net cash flows used in investing activities”. In addition, revise the last line of the statement to correctly state “cash and cash equivalents at the end of the period.”

Response: Complied. See pages F-7 and F-8.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

January 15, 2021

Note 4, Subsequent Events, page F-10

17.	You disclose that the LLC to C-corporation conversion agreed to by your owners on August 14, 2020 was still in process as of the September 28, 2020 date of the approval of your financial statements, although other sections of the filing, including page 3, appear to indicate that the conversion took place on August 21, 2020. Please address the following:

●	Revise the financial statements to provide an update on the status of the conversion and to clearly explain when it was or will be completed, how the conversion was or will be effectuated (e.g., similar to a stock split) and provide the LLC shares/units to common stock conversion ratio, as applicable.
●	Tell us how you intend to reflect this change of your capital structure in your financial statements, considering the guidance of SAB Topic 4.C, ASC 260-10-55-12 and AU-C 925.
●	Tell us how you considered the need to present on the face of the statement of operations basic and diluted earnings (loss) per share data, including the applicable weighted average common shares, for all periods presented in accordance with ASC 260-10-45-2 and 45-7, and ASC 260-10-50-1.

Response: Complied. The financial statements, including the notes, have been amended to reflect the completion of the conversion. More detailed information about the LLC units and Common shares and the conversion ratio is provided in Note 5, “Transformation from LLC to Corporation”. Detailed calculations of “Loss per share/unit” are provided in Note 3. Loss per share/unit numbers are also presented in the Statements of Operations on pages F-3 and F-4.

Exhibits

18.	Please file complete exhibits. For example, it appears that Exhibit A mentioned in Section I.a. of Exhibit 6.1 appears to be missing.

Response: Complied. Exhibit 6.1 has been refiled with Exhibit A, but that certain portions of that exhibit have been omitted due to the sensitivity of the material.

19.	Please ensure that you file the testing the waters materials as an exhibit. The testing the waters materials filed as exhibit 13.1 appears to consist of only one page which is not legible.

Response: Complied. See Exhibits 13.1, 13.2 and 13.3.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

January 15, 2021

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

Fay M. Matsukage

Enclosure

Cc:	Revival AI Inc.
George Dimov CPA